SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

(Name of Subject Company)

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

07724T 106

(CUSIP Number of Class of Securities)

Michael O’Hanlon
Chief Executive Officer and President

or

Terri Warren Reynolds

Senior Vice President — Legal, General Counsel and Secretary
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600

Addison, Texas  75001

(866) 655-3600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Behringer Harvard Opportunity REIT II, Inc., a Maryland corporation (the “Company”), on June 6, 2012.  The Statement relates to the tender offer by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC (the “Offerors”), to purchase up to 1,500,000 shares of the outstanding common stock, par value $0.0001 per share (the “Shares”), of the Company at a price of $2.00 per Share, in cash, without interest, on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the SEC by the Offerors on June 5, 2012 (together with the exhibits thereto, as it may be amended or supplemented) (the “Offer”).

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

The information included in Item 4(c), “Reasons for the Recommendation,”  under subsection (i) following the first bullet listing the reasons the Company’s board of directors believes that the Offer is not in the best interests of the stockholders is amended and superseded by the following:

(i)                                     As of March 31, 2012, the Company had on its balance sheet total assets of approximately $430.5 million and total liabilities of approximately $244.1 million resulting in total equity of approximately $186.4 million.

ITEM 9.  EXHIBITS.

Item 9, “Exhibits” is hereby amended and superseded by the following:

Exhibit No.	Description

(a)(1)	Text of Communication to the Company’s Stockholders.

(a)(2)	Text of E-mail to Financial Advisors.*

(a)(3)	Transcript Excerpt related to the Offer from First Quarter 2012 Conference Call on June 7, 2012.

(a)(4)	Presentation Excerpt related to the Offer from First Quarter 2012 Conference Call on June 7, 2012.

(e)(1)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.**

(g)	Not applicable.

*                 Previously filed.

**          The sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011specified in Item 3 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

By:	/s/ Michael J. O’Hanlon
	Name:	Michael J. O’Hanlon
	Title:	Chief Executive Officer and President

Dated: June 7, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Text of Communication to the Company’s Stockholders.

(a)(2)	Text of E-mail to Financial Advisors.*

(a)(3)	Transcript Excerpt related to the Offer from First Quarter 2012 Conference Call on June 7, 2012.

(a)(4)	Presentation Excerpt related to the Offer from First Quarter 2012 Conference Call on June 7, 2012.

(e)(1)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.**

(g)	Not applicable.

*                 Previously filed.

**          The sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011specified in Item 3 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.